                                                                     EXHIBIT 4.4

                              RAINBOW RENTALS, INC.

                               AMENDMENT NO. 10 TO
                           LOAN AND SECURITY AGREEMENT


                  This Amendment No. 10 ("Amendment") to Loan and Security Agreement is made as of July 15, 1998, between Rainbow Rentals, Inc. (formerly known as Rainbow Home Rentals, Inc.) ("Borrower") and Bank of America National Trust and Savings Association (formerly known as Bank of America Illinois, formerly known as Continental Bank Illinois, formerly known as Continental Bank N.A.) ("Lender").

                  Reference is made to that certain Loan and Security Agreement between Borrower and Lender dated October 5, 1992 (as amended, the "Loan Agreement").

                  Borrower has consummated an initial public offering of its capital stock in connection with which it received net cash proceeds in excess of Twenty Million Dollars ($20,000,000).

                  Borrower has requested that the Loan Agreement be amended in certain respects.

                  Defined Terms. Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed to such terms in the Loan Agreement.

                  Release of Guaranty; Consent to Repayment of Subordinated Debt. The Lender hereby agrees that the obligations of Wayland Russell and Donna Russell under that certain Guaranty dated October 5, 1992 are hereby released. Lender hereby consents to the repayment in full of the "Subordinated Redemption Notes," the "Subordinated Severance Note" and the "Subordinated Consulting Note" (as each such term is defined in that certain Consent and Amendment No. 8 dated as of April 21, 1997 between Borrower and Lender), subject to Lender's receipt of such notes marked cancelled.

                  Amendments to Loan Agreement. The Loan Agreement is hereby amended as follows:

                  Section 1.1 of the Loan Agreement is hereby amended by amending and restating the definition of "Liabilities" as follows:

                  "Liabilities" means all of the liabilities, obligations and indebtedness of Borrower to Lender or any affiliate of Lender of any kind or nature, however created, arising or evidenced, whether direct or indirect, absolute or contingent, now or hereafter existing or due or to become due, and including but not limited to (a) Borrower's obligations under any Note, (b) Borrower's obligations under this Agreement, (c) Borrower's obligations with respect to any Letter of Credit or any Application therefor, (d) interest, charges, expenses, Attorneys' Fees and other sums chargeable to Borrower by Lender under this Agreement or any Related Agreement and (e) the obligations of Borrower under any Related Agreement, including obligations of performance. "Liabilities" shall also include any and all amendments, extensions, renewals, refundings or refinancings of any of the foregoing.

                  Section 1.1 of the Loan Agreement is hereby amended by amending and restating the definition of "Termination Date" as follows:

                  "Termination Date" means July 15, 2001.

                  Section 1.1 of the Loan Agreement is hereby amended by inserting the following definitions in the appropriate places, alphabetically:

                  "Applicable Margin" means, at any time, (a) with respect to the unpaid principal amount of each IBOR Rate Loan, two percent (2%) per annum; (b) with respect to the unpaid principal amount of each Reference Rate Loan, zero percent (0%); and (c) with respect to the outstanding Letters of Credit, two percent (2%) per annum.

                  "Minimum Net Worth Amount" means (i) during the period commencing on June 30, 1998 and ending September 29, 1998, an amount equal to Twenty-Four Million Dollars ($24,000,000) and (ii) at any time thereafter the sum of (A) Twenty-Four Million Dollars ($24,000,000), plus (B) fifty percent (50%) of net income of Borrower, determined in accordance with GAAP on a consolidated basis, for each calendar quarter period that has ended on or after September 30, 1998; provided, that any net loss of Borrower, determined in accordance with GAAP on a consolidated basis, for any calendar quarter period shall not be taken into account in the foregoing calculation.

                  Section 2.2(b) of the Loan Agreement is hereby amended and restated as follows:

                  (b) Borrower agrees to pay Lender, on demand, Lender's standard administrative operating fees and charges in effect from time to time for issuing and administering any Letters of Credit. With respect to standby Letter of Credit, Borrower further agrees to pay Lender a per annum commission equal to the Applicable Margin then in effect for Letters of Credit (calculated on the basis of a year consisting of three hundred sixty (360) days and paid for actual days elapsed) of the daily average of the undrawn amount of each such standby Letter of Credit and on each L/C Draft accepted by Lender in connection therewith. Such standby Letter of Credit commissions shall be paid quarterly in arrears. With respect to commercial and documentary Letters of Credit, Borrower further agrees to pay Lender a per annum commission equal to the Applicable Margin then in effect for Letters of Credit of the maximum undrawn amount of each such Letter of Credit. Such commercial and documentary Letter of Credit commissions shall be paid quarterly in arrears. Lender may provide for the payment of any fees, charges or commissions due hereunder by advancing the amount thereof to Borrower as a Revolving Loan. At all times that any Default Rate is being charged under this Agreement, the Letter of Credit commission shall be equal to the otherwise applicable commission plus two percent (2.0%).

                  Section 2.4.2 of the Loan Agreement is hereby amended to replace the phrase "three-eighths of one percent (0.375%)" with the phrase "three hundred fifteen one thousandths of one percent (0.315%)".

                  Section 2.5(c) of the Loan Agreement is hereby amended and restated as follows:

                  Borrower further agrees to provide to Lender a current Borrowing Base Certificate within twenty-five (25) days after the end of each month and at such other times as Lender may request. Such Borrowing Base Certificate shall be in substantially the same form as that attached hereto as Exhibit A, executed and certified as accurate by such officers or employees of Borrower as Borrower designates in writing to Lender pursuant to duly adopted resolutions of Borrower's Board of Directors authorizing such action, and accompanied by a cash receipts report in form and substance satisfactory to Lender.

                  Clause (a) to Section 5.1.1 of the Loan Agreement is hereby amended and restated as follows:

                  (a) Annual Audit Report. Within the earlier of five (5) days of filing its Form 10-K with the Securities Exchange Commission and ninety-five (95) days after each Fiscal Year of Borrower, a copy of the Form 10-K filing by Borrower which shall include the annual audit report of Borrower and its Subsidiaries prepared on a consolidated basis and in conformity with GAAP and certified by an independent public accountant who shall be satisfactory to Lender, together with a certificate from such accountant containing a computation of, and showing compliance with, each of the financial ratios and restrictions contained in this Section 5 or in Supplement A;

                  Clause (b) to Section 5.1.1 of the Loan Agreement is hereby amended and restated as follows:

                  (b) Quarterly Financial Statement. Within the earlier of five
         (5) days of filing its Form 10-Q with the Securities and Exchange Commission and fifty (50) days after each of the first three (3) Fiscal Quarters of each Fiscal Year of Borrower, a copy of the Form 10-Q filing by Borrower signed by Borrower's chief financial officer which shall include the unaudited financial statement of Borrower and its Subsidiaries prepared in accordance with Regulation S-X as promulgated by the Securities and Exchange Commission and which consist of at least a balance sheet as at the close of such Fiscal Quarter and statements of earnings and cash flows for such Fiscal Quarter and for the period from the beginning of such Fiscal Year to the close of such Fiscal Quarter;

                  Clause (c) of Section 5.1.1 of the Loan Agreement is hereby amended to replace the number "twenty (20)" contained in the first and second lines thereof with the number "thirty (30)".

                  Clause (d) of Section 5.1.1 of the Loan Agreement is hereby amended to replace the phrase "clauses (a), (b) and (c)" with the phrase "clauses (a) and (b)".

                  Section 5.12 of the Loan Agreement is hereby amended and restated as follows:

                  5.12 Merger, Purchase and Sale. Not, and not permit any Subsidiary to: (a) be a party to any merger, liquidation or consolidation; (b) except for sales or leases of Inventory in the normal course of business, and except for sale of Equipment permitted under Section 3.4(b) or the sale of its delivery vans, sell, transfer, convey, lease or otherwise dispose of any of its assets; (c) sell or assign, with or without recourse, any Accounts Receivable, Contract Rights, notes receivable or chattel paper, except as provided in this Agreement; or (d) purchase or otherwise acquire all or a part of the assets or business of any Person outside the ordinary course of business except the acquisition of substantially all of the assets or equity interests in any Person that is in substantially the same line of business as Borrower; provided, that (i) the aggregate consideration for all such acquisitions (including, without limitation, cash purchase price, liabilities assumed, deferred or financed purchase price and purchase price characterized as consulting agreements, non-competition payments and the like) since July 15, 1998 does not exceed Three Million Dollars ($3,000,000), (ii) after giving effect to such proposed acquisition, Borrower is in compliance with all covenants and representations and warranties contained in this Agreement, (iii) no Default or Event of Default has occurred and is continuing, (iv) Borrower gives the Lender at least ten (10) Business Days prior written notice of any such acquisition, (v) the Board of Directors and/or owners of the entity whose business is proposed to be acquired by Borrower has approved the proposed transaction; (vi) after giving effect to the proposed acquisition, the ratio of Funded Debt to consolidated earnings of Borrower before interest expense and provision for Taxes (for the most recently ended twelve (12) month period) is less than 2:25:1.0, and (vii) Borrower takes such actions as Lender shall request to grant and perfect a security interest in the assets acquired in favor of Lender to secure the Liabilities.

                  Section 6.1(n) of the Loan Agreement is hereby amended and restated as follows:

                  (n) Ownership; Chairman. If Wayland Russell fails to own at least twenty-five percent (25%) of the voting stock of Borrower; or if Wayland Russell fails to be the Chairman of the Board of Directors and the Chief Executive Officer of Borrower;

                  Amendment and Restatement of Supplement A of the Loan Agreement. Supplement A of the Loan Agreement is hereby amended in its entirety in the form attached hereto as Exhibit A.

                  Conditions Precedent. The amendment to the Loan Agreement set forth in this Amendment shall become effective as of the date of this Amendment upon the satisfaction of the following conditions precedent:

                  No Default. No Event of Default, or event which, with the giving of notice or the passage of time, or both, would become an Event of Default, shall have occurred and be continuing.

                  Resolutions. Borrower shall have delivered corporate resolutions, in form and substance satisfactory to Lender, with respect to this Amendment.

                  Execution. The delivery of an executed copy of this Amendment and the acknowledgments hereto to Lender.

                  Closing Fee. Borrower shall have paid Lender a closing fee of Twenty Thousand Dollars ($20,000).

                  Miscellaneous.

                  Expenses. Borrower agrees to pay on demand all costs and expenses of Lender (including the reasonable fees and expenses of outside counsel for Lender) in connection with the preparation, negotiation, execution, delivery and administration of this Amendment and all other instruments or documents provided for herein or delivered or to be delivered hereunder or in connection herewith. In addition, Borrower agrees to pay, and save Lender harmless from all liability for, any stamp or other taxes which may be payable in connection with the execution or delivery of this Amendment, the borrowings under the Loan Agreement, as amended hereby, and the execution and delivery of any instruments or documents provided for herein or delivered or to be delivered hereunder or in connection herewith. All obligations provided in this Section
5.1 shall survive any termination of this Amendment or the Loan Agreement as amended hereby.

                  Governing Law. This Amendment shall be a contract made under and governed by the internal laws of the State of Illinois.

                  Counterparts. This Amendment may be executed in any number of counterparts, and by the parties hereto on the same or separate counterparts, and each such counterpart, when executed and delivered, shall be deemed to be an original, but all such counterparts shall together constitute but one and the same Amendment.

                  Reference to Loan Agreement. Except as herein amended, the Loan Agreement shall remain in full force and effect and is hereby ratified in all respects. On and after the effectiveness of the amendments to the Loan Agreement accomplished hereby, each reference in the Loan Agreement to "this Agreement," "hereunder," "hereof," "herein" or words of like import, and each reference to the Loan Agreement in any note and in any Related Agreements, or other agreements, documents or other instruments executed and delivered pursuant to the Loan Agreement, shall mean and be a reference to the Loan Agreement, as amended by this Amendment.

                  Successors. This Amendment shall be binding upon Borrower, Lender and their respective successors and assigns, and shall inure to the benefit of Borrower, Lender and the successors and assigns of Borrower and Lender.

                  IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective officers thereunto duly authorized and delivered at Chicago, Illinois as of the date first above written.


                              RAINBOW RENTALS, INC.


                              By__________________________________
                              Its_________________________________


                              BANK OF AMERICA ILLINOIS


                              By__________________________________
                              Its_________________________________

                     THIRD AMENDED AND RESTATED SUPPLEMENT A
                         TO LOAN AND SECURITY AGREEMENT
                           DATED AS OF OCTOBER 5, 1992
                        BETWEEN BANK OF AMERICA ILLINOIS
                            AND RAINBOW RENTALS, INC.


                  Loan Agreement Reference. This Third Amended and Restated Supplement A, as it may be amended or modified from time to time, is a part of the Loan and Security Agreement dated as of October 5, 1992 between Lender and Borrower (together with all amendments, modifications and supplements thereto, the "Loan Agreement") and amends and restates in its entirety that certain Second Amended and Restated Supplement A dated May 21, 1997. Terms used herein and not otherwise defined shall have the meanings ascribed to them in the Loan Agreement.

                  Revolving Credit Amount; Borrowing Base.

                  Revolving Credit Amount. The maximum amount of Revolving Loans which Lender, in its discretion, will make available to Borrower (such amount, as adjusted from time to time, is herein called the "Revolving Credit Amount") is $10,000,000.

                  Borrowing Base. The term "Borrowing Base," as used herein, shall mean an amount (the "Cash Receipts Availability") equal to (A) the product of up to the "Cash Collection Percentage" (as defined below) multiplied by the net amount of Borrower's actual cash collections of Accounts Receivable from Account Debtors pursuant to the terms of Rental Agreements for the immediately preceding two calendar months (exclusive of collections for delivery, insurance, merchandise, sales and other non-rental payments and after deduction of such reserves and allowances as Lender deems proper and necessary), divided by (B) two. "Cash Collection Percentage" (as defined below) means 375%.

                  Lender's Rights. Borrower agrees that nothing contained in Supplement A (i) shall be construed as Lender's agreement to resort or look to a particular type or item of Collateral as security for any specific Loan or portion of the Liabilities or advance or in any way limit Lender's right to resort to any or all of the Collateral as security for any of the Liabilities,
(ii) shall be deemed to limit or reduce any Lien upon any portion of the Collateral or other security for the Liabilities or (iii) shall supersede
Section 2.9 of the Loan Agreement.

                  Interest.

                  Revolving Loans.

                  Interest to Maturity. The unpaid principal balance of the Revolving Loans (other than Overdraft Loans and Over Advances) shall bear interest to maturity at a per annum rate equal to the Reference Rate in effect from time to time plus the Applicable Margin; provided that pursuant to the provisions of Section 3.1.3 below, from time to time Borrower may elect to have all or any portion of the Revolving Loans bear interest at the IBOR Rate plus the Applicable Margin.

                  Default Rate. If any amount of the Revolving Loans is not paid when due, whether by acceleration or otherwise, the entire unpaid principal balance of the Revolving Loans (other than Overdraft Loans and Over Advances) shall bear interest until paid at a rate per annum equal to the greater of (i) the rate otherwise from time to time if effect plus 2.00% and (ii) 2.00% above the rate otherwise in effect at the time such amount becomes due.

                  Intentionally Omitted.

                  IBOR Option.

                  Borrower shall have the right, from time to time, to designate IBOR Revolving Portions by means of an IBOR Request. All IBOR Requests must be received by Lender not later than 10:00 a.m., Chicago time, two (2) Banking Days prior to the date the applicable Interest Rate Period is to begin (or is to be continued). Notwithstanding the foregoing, (x) all undesignated portions of the Revolving Loan shall constitute Reference Rate Loans, (y) Borrower shall not have the right to designate IBOR Rate Loans at any time that an Event of Default or an Unmatured Event of Default is in existence, notwithstanding a contrary designation by Borrower, and (z) in no event may more than four (4) IBOR Rate Loans having different Interest Rate Periods be outstanding at any one time. Each designation by Borrower of a IBOR Rate Loan shall be irrevocable; provided, however, that Borrower may specify in any such IBOR Request a maximum IBOR Rate which it will accept for the related Interest Rate Period and the IBOR Option elected in such IBOR Request shall not become effective if the applicable IBOR Rate determined by Lender shall exceed such specified maximum.

                  Overdraft Loans; Over Advances. Overdraft Loans and Over Advances shall bear interest at the rate(s) determined pursuant to Section 2.7 or Section 2.8 of the Loan Agreement, as applicable.

                  Computation. Interest shall be calculated on the basis of a year consisting of 360 days and paid for actual days elapsed; provided, that the computation of interest on IBOR Rate Loans shall include the date on which the applicable Interest Rate Period began, but shall exclude the last day of the applicable Interest Rate Period. IBOR Rate Loans not repaid on the last day of the Interest Rate Period applicable thereto shall be continued or converted into Reference Rate Loans and shall bear interest at the applicable rate for Reference Rate Loans of such type from and including the last day of such Interest Rate Period. Changes in any interest rate provided for herein which are due to changes in the Reference Rate shall take effect on the date of the change in the Reference Rate.

                  Payment. Until maturity, interest on the Loans shall be payable on the first day of each calendar quarter, and at maturity. After maturity, whether by acceleration or otherwise, accrued interest shall be payable on demand; provided, that interest on IBOR Rate Loans shall be payable in arrears on the last day of the Interest Rate Period applicable thereto and at maturity.

                  Funding Indemnification. If any payment of a IBOR Rate Loan occurs on a date which is not the last day of the applicable Interest Rate Period, whether because of acceleration, prepayment or otherwise, Borrower will indemnify Lender for any loss or cost incurred by it resulting therefrom, including without limitation any loss or cost in liquidating or employing deposits acquired to fund or maintain such Loan. Lender shall deliver a written statement as to the amount due, if any, under this Section 3.5. Such written statement shall set forth in reasonable detail the calculations upon which Lender determined such amount and shall be final, conclusive and binding on Borrower in the absence of manifest error. Determination of amounts payable under this Section 3.5 shall be calculated as though Lender funded its IBOR Rate Loans through the purchase of a deposit of the type and maturity corresponding to the IBOR Rate Loan and applicable Interest Rate Period bearing interest at the IBOR Base Rate, whether or not Lender actually funded the Loan in that manner. The amount specified in the written statement shall be payable on demand after receipt by Borrower of the written statement. This Section 3.5 shall apply to all payments of IBOR Rate Loans prior to the last day of the applicable Interest Rate Period, including without limitation any such payment required to be made in order to permit Borrower to pay any installment of principal due in respect of the Revolving Loan under this Agreement.

                  Availability of Interest Rate Options. If Lender determines that maintenance of any of its IBOR Rate Loans would violate any applicable law, rule, regulation or directive, whether or not having the force of law, Lender shall suspend the availability of such IBOR Rate Loans and require any IBOR Rate Loans outstanding and so affected to be repaid; or if Lender determines that (i) deposits of a type or maturity appropriate to match fund IBOR Rate Loans are not available, (ii) the IBOR Rate does not accurately reflect the cost of making such Loans, or (iii) Lender's ability to make or maintain IBOR Rate Loans has been materially adversely affected by the occurrence of any event after the date hereof, then Lender shall suspend the availability of the IBOR Rate Loans, as applicable, after the date of any such determination.

                  Additional Covenants. From the Closing Date and thereafter until all of Borrower's Liabilities under the Loan Agreement are paid in full, Borrower agrees that, unless Lender otherwise consents in writing, it will:

                  Net Worth. Not permit Borrower's Net Worth at any time to be less than the Minimum Net Worth Amount as such time.

                  Capital Expenditures. Not and not permit any of its Subsidiaries to purchase or otherwise acquire (including without limitation, acquisition by way of capitalized lease), or commit to purchase or acquire, any fixed asset, if after giving effect to such purchase or other acquisition, the aggregate cost of all such fixed assets purchased or otherwise acquired would exceed $2,000,000 in any Fiscal Year.

                  Maximum Funded Debt to Earnings Ratio. Not permit, for the twelve month period ending on the last day of each calendar quarter ending during any period (inclusive) set forth below, the ratio of (a) Borrower's Indebtedness for interest bearing borrowed money on the last day of each such calendar quarter during such period set forth below to (b) Borrower's consolidated net earnings before interest expense and provision for Taxes for such twelve month period, to be greater than the ratio set forth below opposite such twelve month period:


                                         Period                                         Maximum Ratio
                                         ------                                         -------------
          September 30, 1998 and the twelve month period ending on the last               2.50:1.00
          day of each calendar quarter thereafter


For purposes of this Section 4.3 and Section 4.4, (i) consolidated net earnings shall not include any gains on the sale or other disposition of Investments of fixed assets and any extraordinary or nonrecurring items of income to the extent that the aggregate of all such gains and extraordinary or nonrecurring items of income exceeds the aggregate of losses on such sale or other disposition and extraordinary or nonrecurring charges, and (ii) interest expense shall include, without limitation, implicit interest expense on Capitalized Leases, and shall exclude the amortization of the closing fee, the modification fee, or any other fee paid to Lender in connection with the Loans.

                  Minimum Fixed Charge Coverage Ratio. Not permit, for any period set forth below, the ratio of (a) Borrower's consolidated net earnings before interest expense and provision for Taxes and the rental payments for Borrower's stores for such period to (b) the sum of (i) Borrower's interest expense for such period, (ii) scheduled principal payments with respect to Borrower's Indebtedness for borrowed money during such period, and (iii) the rental payments for Borrower's stores for such period, to be less than the ratio set forth below opposite such period:


                                         Period                                         Maximum Ratio
                                         ------                                         -------------
          July 1, 1998 through September 30, 1998                                         1.75:1.00
          July 1, 1998 through December 31, 1998                                          1.75:1.00
          The period commencing on the first day of each calendar year                    1.75:1.00
          thereafter (commencing with the calendar year beginning January 1,
          1999) and ending on the last day of each calendar quarter during such calendar year


Borrower's Initials _______
Lender's Initials _________
Date:  July 15, 1998